December 20, 2012

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide VLI Separate Account-7 Nationwide Life Insurance Company SEC File Nos. 333-182887 and 333-182893

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide VLI Separate Account-7 (the "Variable Account") respectfully requests acceleration of the effective date of the Registration Statements for the Variable Account.  It is desired that the registration statements become effective on December 27, 2012 or as soon as practicable. Nationwide Life Insurance Company represents that the final prospectuses will be filed as soon as possible after the effectiveness order is received.

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Timothy Crawford at (614) 249-3398 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ G MICHAEL VAUGHAN

G. Michael Vaughan
Associate Vice President
IP Business Development

cc:	Mr. Sonny Oh Senior Counsel Office of Insurance Products

December 20, 2012

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide VLI Separate Account-7 Nationwide Life Insurance Company SEC File Nos. 333-182887 and 333-182893

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Individual Flexible Premium Adjustable Universal Life Insurance Policies to be issued by Nationwide VLI Separate Account-7 (the "Variable Account"), respectfully requests acceleration of the effective date of the Registration Statements for the Variable Account.  It is desired that the registration statements become effective on December 27, 2012 or as soon as practicable.

The undersigned is an officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Timothy Crawford at (614) 249-3398 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ TERRY C. SMETZER
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

cc:	Mr. Sonny Oh Senior Counsel Office of Insurance Products